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                                  EXHIBIT P(3)

      SUMMARY OF REVISIONS TO T. ROWE PRICE ASSOCIATES, INC. CODE OF ETHICS

The following revisions were made to the Code of Ethics and were effective as of April 1, 2002:

With the on-going consolidation of our U.S. and international operations, the T. Rowe Price Group, Inc. Code of Ethics and the T. Rowe Price International, Inc. Code of Ethics were combined effective April 1, 2002. T. Rowe Price Group, Inc. and its affiliates are now governed by a single Code of Ethics. Other material changes in the Code of Ethics, effective April 1, 2002 include:

     . Expanding the discussion of political contributions, including lobbying concerns;

     . Clarifying the obligation of officers and supervisors to report violations of the Code;

     . Adding a discussion of insider trading prohibitions under the United Kingdom's Financial Services and Markets Act 2000;

     . Expanding the definition of exempt transactions to include transactions in issuers with high trading volumes so that the securities of certain large companies identified by the Ethics Committee will be automatically approved for personal securities transactions under most circumstances; and

     . Describing prohibitions connected with gambling related to the securities markets.